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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              For December 8, 2004

                          (Commission File No. 0-22267)

                                  Tevecap S.A.
             (Exact name of registrant as specified in its charter)

                                  Tevecap Inc.
                 (Translation of Registrant's name into English)

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                     Av. Das Nacoes Unidas, 7221- 7(0) andar
                         Sao Paulo, SP Brazil, 05425-902
                          (Telephone: 55-11-3037-5127)
              (Address of Registrant's principal executive offices)

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        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X| Form 40-F |_|
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ___.

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(6)___.

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes |_| No |X|

      If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Sao Paulo, Brazil.

Date: December 8, 2004

                                Tevecap S.A.


                                By:

                                        /s/ Carlos Eduardo Malagoni
                                        ------------------------------
                                        Name:  Carlos Eduardo Malagoni
                                        Title: Chief Financial Officer


                                By:

                                        /s/ Vito Chiarella Neto
                                        -------------------------------
                                        Name:  Vito Chiarella Neto
                                        Title: Director

                                  EXHIBIT LIST

99.1 One copy of the press release, dated December 8, 2004, announcing that, with respect to Tevecap S.A.'s exchange offer for an aggregate principal amount of up to US$48,022,000 of its outstanding 12.625% Senior Notes due 2004 which have been registered under the Securities Act of 1933 for the same principal amount of its 12.625% Senior Notes due 2009, it has waived the condition that holders of at least 95% of the aggregate principal amount of existing notes held by non-affiliates exchange their existing notes for new notes.

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